MAIL STOP 3561

December 12, 2007

Mr. John King
Chief Executive Officer and Chief Financial Officer
Renewal Fuels, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

> **Re: Tech Laboratories, Inc.**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2007**
> **Supplemental Response Filed September 26, 2007**
> **File No. 000-30172**

Dear Mr. King:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2 – Acquisitions, page 12

1.   We note your response to prior comments one and four of our letter dated September 12, 2007. Please explain in more detail why you believe that the purchase of the FuelMeister Business by Crivello Group, LLC has economic substance apart from the subsequent reverse merger which supports accounting for the March 9, 2007 transaction as a business combination. We note that

Messrs. Marks and King were appointed as officers and directors of Tech Laboratories on February 22, 2007. In your Form 10-KSB filed on April 13, 2007, it appears that no disclosure was made regarding: (i) any pending business combination with Renewal Biodiesel, (ii) that Messrs. Marks and King were minority owners of Renewal Biodiesel, or (iii) that Mr. Marks was associated with the Crivello Group. On April 26, 2007, your Form 8-K filing reported the consummation of the merger between Tech Laboratories and Renewal Biodiesel on April 20, 2007, and included carveout financial statements for the FuelMeister business with an audit report dated April 16, 2007. Accordingly, it would appear that the acquisition of the FuelMeister business was contemplated when Messrs. Marks and King were appointed as officers and directors of Tech Laboratories. Please advise and revise the financial statements and related disclosures as appropriate, providing all of the disclosures required by SFAS 57 with respect to each transaction individually and in the aggregate.

2.   We note your response to prior comment six regarding the assumption of liabilities related to Tech Laboratories, Inc. We continue to believe that the net liabilities assumed in conjunction with the reverse merger should be treated as a reduction of stockholders' equity. In a reverse merger recapitalization, the assets and liabilities of the two companies are combined at their historical carrying values and no goodwill or other intangibles are recognized. We note that the recognition of the net liabilities of Tech Laboratories as financing fees implies that an asset has been created through the reverse merger. We believe that such treatment is inconsistent with the principle underlying a reverse merger recapitalization, in that no asset for the financing fees would appear to exist (as defined in FASB Statement of Concepts No. 6). By definition, it would appear that the net liabilities were recorded in the pre-merger financial statements of Tech Laboratories because the assets (i.e. – the cash received from the debt financing) have previously been consumed, while the obligation to repay the debt remains. Please revise the financial statements as previously requested.

Note 3 – Summary of Significant Accounting Policies, page 14

3.   We note your response to prior comment nine with respect to the liquidated damages provisions of your registration rights agreements. We also note that the April 20, 2007 registration rights agreement with Cornell Capital Partners L.P. contains similar liquidated damages provisions. Please tell us whether the waivers you received included all such provisions with Cornell Capital Partners, or just those for which you are currently in default. To the extent that liquidated damages provisions in any agreement are still applicable, please disclose the information required by paragraph 12 of FASB Staff Position EITF 00-19-2. Also, please revise your disclosures to discuss the waivers received and the financing agreements to which each waiver agreement is applicable, and tell us

how you evaluated Item 601 of Regulation S-B to determine whether the waiver agreement(s) should be filed as material contract exhibits.

4.   We note your response to prior comment five. However, we do not believe that the facts and circumstances surrounding your trademarks are consistent with the determination that an indefinite useful life is appropriate. Example 7 of Appendix A to SFAS 142 describes a circumstance in which an indefinite useful life is appropriate for a trademark for a leading consumer product that has been a market-share leader for the past eight years. As previously discussed, we believe that the situations in which it is appropriate to use an indefinite useful life for trademarks are limited to cases where the acquired assets both: (i) have a demonstrated history of generating positive cash flows, and (ii) are reasonably expected to do so for an indefinite period of time from the perspective of the acquiring entity. We note that the FuelMeister business does not appear to have a demonstrated history of generating positive cash flows prior to your acquisition of the business, and has generated negative cash flows from the date of acquisition through June 30, 2007. We also note that your response indicates that you believe that your trademark is a valuable asset, and that you intend to defend and protect this asset by obtaining any necessary financing to do so. While the trademark may be a valuable asset, the fact that additional financing is required would appear to confirm that the value of the acquired assets is not sufficient to produce cash flows supporting your determination of an indefinite useful life. We also note that in addition to the going concern opinion on your financial statements, your risk factor disclosures indicate that there are significant competitive, economic, technological and other factors that would appear to limit the useful life of your tradename.   Accordingly, please revise the financial statements and related disclosures to reflect an appropriate amortization period for your tradename.

5.   We note that you engaged an independent appraisal firm in conjunction with the acquisition of the FuelMeister business. Please confirm that to the extent that reference is made to the use of independent appraisals, valuation specialists or other experts in a registration statement or Exchange Act report that is incorporated by reference into a registration statement, you will identify the expert(s) used and file the consent of the expert(s) as an Exhibit to the registration statement or Exchange Act report, as applicable.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

John King
Renewal Fuels, Inc.
December 12, 2007
Page 4

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joshua Thomas, Staff Accountant, at (202) 551-3832 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services